

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2013

Via E-mail
David J. Oakes
President and Chief Financial Officer
DDR Corp.
3300 Enterprise Parkway
Beachwood, Ohio 44122

  Re: **DDR Corp.**
     Form 10-K for the fiscal year ended December 31, 2012
     Filed March 1, 2013
     File No. 001-11690

Dear Mr. Oakes:

  We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Development Opportunities, page 46

1. We note your response to comment 4 from our comment letter dated April 29, 2013 and the related disclosures included on page 47 of your Form 10-Q for the quarterly period ended March 31, 2013 in the "Developments and Redevelopments (Wholly-Owned and Consolidated Joint Ventures)" and "Development and Redevelopments (Unconsolidated Joint Ventures)" sections. In future periodic reports, in addition to the estimated net costs you have identified, please also disclose the total estimated cost for each of the projects. With regard to your redevelopment projects in the "Developments and Redevelopments (Wholly-Owned and Consolidated Joint Ventures)" section, please also include disclosure regarding each material project with a completion date beyond 2014 in future periodic reports.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson Lee at (202) 551-3468 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Christa A. Vesy (Via E-mail)